Filed by UMB Financial Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: UMB Financial Corporation

Commission File No. 001-38481

The following communication from the Chief Executive Officer of UMB Financial Corporation was sent to employees of El Dorado Savings Bank, F.S.B. on October 28, 2026.

October 28, 2026

Hello,

On behalf of the UMB leadership team and our associates, I want to introduce ourselves and say how excited we are about the agreement announced yesterday. The decision for UMB to acquire El Dorado Savings Bank builds on the impressive strength of both companies and aligns with UMB’s strategic goals to expand our retail presence in the West. As we prepare for this change, I want you to know that we are fully committed to providing the information and resources you will need throughout the process.

As you learn more about UMB, you’ll discover that our companies have a lot in common. UMB has been in operation for more than 113 years, and El Dorado has been in operation for 68 years. That kind of longevity is rare in our business and speaks volumes about the talent and commitment of the people who have built their careers at our companies. Fostering relationships and providing the highest levels of service for our customers and communities is a focus that we both share and value so highly.

Beyond longevity, both banks share strong family legacies, which is part of what makes this such a compelling combination. David is the fifth member of the Cook family to lead El Dorado, and I am the sixth Kemper to lead UMB, which was founded by my great-grandfather in 1913. Although UMB is publicly traded, we have preserved the close-knit, family atmosphere that has always defined us. UMB has consistently operated with the mindset of a community bank, and I look forward to welcoming another like-minded bank to the UMB family that shares our values and commitment to the communities we serve. I am pleased that David will be joining us to support the transition and provide continuity as we move forward.

Moreover, UMB is a strong, growing company, as demonstrated by the solid performance reflected in our third-quarter results, announced yesterday. With a diversified business model and a long-term commitment to serving customers and communities, UMB provides our associates with opportunities to build their careers with a financially sound and culturally rich organization.

Advancing our consumer banking business

This transaction will significantly expand UMB’s West Coast network, adding El Dorado’s 31 California branches and four Nevada branches, growing our overall footprint to 227 branches across 15 states. I could not be more thrilled about the opportunities this creates for UMB and the enhanced offerings we can deliver to our customers in the region.

UMB’s consumer business is led by Liz Lewis, President of Consumer Banking & Chief Marketing Officer. I know you will enjoy getting to know Liz, her leadership team and the many talented associates who support our Consumer business. I’m pleased to share that Jennifer Jacobs, who you are familiar with as El Dorado’s Chief Operating Officer, will transition to a position with UMB Consumer leadership, sharing her deep expertise and insights as we help you prepare for the transition.

In addition to consumer banking, UMB offers a full spectrum of banking services, including commercial banking, wealth management, financial planning, institutional banking, corporate trust solutions, investment banking, healthcare services and much more. Our diverse product and service offerings provide opportunities to learn and grow professionally and help your customers achieve their goals.

Keeping you informed

We understand that this type of announcement generates many questions, and we will work closely with your leadership to provide information and responses in a timely manner. To begin, we have created a special page for you on the UMB Benefits Hub website. The UMB Benefits Hub is the primary source of information for all company-sponsored employee benefits. The location of El Dorado’s page is umbbenefits.com/EDSB. The site will be updated with additional information as it becomes available, so please save this link and watch for updates. The link can be opened on any device and is not restricted to company computers.

You are likely curious to learn more about UMB, including our people, products and services. The Benefits Hub contains links to many key resources, including our corporate website (UMB.com), our Investor Relations website and the UMB history timeline, which showcases UMB’s long legacy of customer service.

I am proud to work alongside more than 5,000 UMB associates across our footprint who bring dedication, energy and unique perspectives to their roles. Our average tenure is 8.8 years, nearly twice the industry average, which reflects an organization that invests in and develops its people. Together, we have created a culture where we collaborate and support each other to produce amazing results. You’ll hear me say that our company has a heartbeat, and I truly believe that.

Next steps

Please know that we are committed to creating a smooth transition once the acquisition is complete. Over the coming weeks, we will work with your leadership team to share more information. Please remember that until the acquisition closes, it’s business as usual for both companies.

I look forward to meeting many of you when I visit several El Dorado locations next week, along with members of our leadership team. In the meantime, I want to express how eager we are to begin this new chapter together.

Thank you,

Mariner

Mariner Kemper

Chairman and Chief Executive Officer

UMB Financial Corporation

Cautionary Note Regarding Forward Looking Statements

This communication may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties. Any statements about UMB Financial Corporation’s (“UMB”), El Dorado Savings Bank, F.S.B. (“El Dorado”) or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward-looking statements. Such statements are generally identified as those that include words or phrases such as “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may,” or similar expressions. Forward-looking statements involve known and unknown risks, uncertainties, assumptions, estimates, and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements. Such forward-looking statements include but are not limited to statements about the benefits of the business combination transaction involving UMB and El Dorado (the “Transaction”), including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.

These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in UMB’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change, or other circumstance that could give rise to a right to terminate the definitive merger agreement relating to the Transaction; the outcome of any legal proceedings that may be instituted against UMB or El Dorado; the possibility that the Transaction does not close when expected or at all because required regulatory, stockholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which UMB and El Dorado operate; instability in global economic conditions and geopolitical matters and impacts related to or resulting from instability in the Middle East and Russia’s military action in Ukraine; changes in U.S. trade policies, including the imposition of tariffs and retaliatory tariffs; the impact of pandemics and other catastrophic events or disasters on the global economy and financial market conditions and UMB’s business, results of operations, and financial condition; the impacts related to or resulting from bank failures and other volatility, including potential increased regulatory requirements and costs, such as Federal Deposit Insurance Corporation (the “FDIC”) special assessments, long-term debt requirements and heightened capital requirements, and potential impacts to macroeconomic conditions, which could affect the ability of depository institutions, including UMB’s bank subsidiary, to attract and retain depositors and to borrow or raise capital; unexpected outflows of uninsured deposits which may require UMB to sell investment securities at a loss; changing interest rates which could negatively impact the value of UMB’s portfolio of investment securities; the loss of value of UMB’s investment portfolio which could negatively impact market perceptions of UMB and could lead to deposit withdrawals; the effects of social media on market perceptions of UMB and banks generally; cybersecurity risks; uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Board of Governors of the Federal Reserve System (the “Federal Reserve”); volatility and disruptions in global capital, foreign exchange and credit markets; movements in interest rates; changes in policies and standards for regulatory review of bank mergers; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations, including those related to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Basel III regulatory capital reforms, as well as those involving the SEC, the Office of the Comptroller of the Currency, the Federal Reserve, the FDIC, the Consumer Financial Protection Bureau and state-level regulators; the ability to promptly and effectively integrate the businesses of UMB and El Dorado; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of UMB’s or El Dorado’s customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; the dilution caused by UMB’s issuance of additional shares of its capital stock in connection with the Transaction; and the diversion of management’s attention and time from ongoing business operations and opportunities to merger-related matters.

These factors are not necessarily all of the factors that could cause UMB’s, El Dorado’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm UMB’s, El Dorado’s or the combined company’s results.

All forward-looking statements attributable to UMB or persons acting on UMB’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made, and UMB does not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If UMB updates one or more forward-looking statements, no inference should be drawn that UMB will make additional updates with respect to those or other forward-looking statements. Further information regarding UMB and factors which could affect the forward-looking statements contained herein can be found in UMB’s Annual Report on Form 10-K for the fiscal year ended December  31, 2025 (available at https://www.sec.gov/Archives/edgar/data/101382/000119312526076496/umbf-20251231.htm), and its other filings with the SEC.

Additional Information About the Transaction and Where to Find It

In connection with the Transaction, UMB intends to file a registration statement on Form S-4 with the SEC. The registration statement will include a prospectus of UMB. The definitive prospectus will be sent to the shareholders of El Dorado. In addition, shareholders of El Dorado will receive an information statement / proxy and other relevant materials in connection with the proposed transaction in accordance with applicable law. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM S-4, AS WELL AS ANY OTHER DOCUMENTATION RECEIVED IN CONNECTION WITH THE TRANSACTION, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING UMB, El DORADO, THE TRANSACTION AND RELATED MATTERS. Shareholders will be able to obtain a free copy of the definitive prospectus, as well as other filings containing information about UMB and El Dorado, without charge, at the SEC’s website (http://www.sec.gov). Copies of the prospectus and the filings with the SEC that will be incorporated by reference in the prospectus can also be obtained, without charge, by directing a request to UMB Financial Corporation, Attention: Corporate Secretary, 1010 Grand Boulevard, Kansas City, Missouri 64106 or to El Dorado Savings Bank, F.S.B., Attention: Corporate Secretary, 4040 El Dorado Road, Placerville, California 95667.

Before making any voting or investment decision, investors and security holders are urged to read carefully the entire registration statement and other related information when they become available, including any amendments thereto, because they will contain important information about the proposed Transaction. Free copies of these documents may be obtained as described above.

UMB, El Dorado and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of El Dorado in connection with the Transaction. Information regarding the directors and executive officers of each of UMB and El Dorado will be set forth in the registration statement on Form S-4 and the prospectus, as well as other related documents, to be filed or provided by UMB and/or El Dorado.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.